UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Global Defense & National Security Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37953N 10 8
(CUSIP Number)

Owen S. Littman, Esq.
Cowen Group, Inc.
599 Lexington Avenue
New York, New York 10022
(212) 845-7900

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37953N 10 8

1	NAME OF REPORTING PERSON Cowen Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,077
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 37953N 10 8

1	NAME OF REPORTING PERSON RCG LV Pearl LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,077
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 37953N 10 8

1	NAME OF REPORTING PERSON Cowen Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,077
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 37953N 10 8

1	NAME OF REPORTING PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 329,077
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 329,077
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 37953N 10 8

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Global Defense & National Security Systems, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 11921 Freedom Drive, Suite 550, Two Fountain Square, Reston, Virginia 20190.

Item 2.	Identity and Background.

(a)           This statement is filed by Cowen Investments LLC, a Delaware limited liability company (“Cowen Investments”), RCG LV Pearl LLC, a Delaware limited liability company (“RCG”), Cowen Group, Inc., a Delaware corporation (“Cowen Group”), and Peter A. Cohen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

RCG is the sole member of Cowen Investments. Cowen Group is the sole member of RCG. Peter A. Cohen is the Chairman and Chief Executive Officer of Cowen Group. By virtue of these relationships, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the Shares directly owned by Cowen Investments.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of RCG and Cowen Group.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The address of the principal office of each of Cowen Investments, RCG, Cowen Group and Peter A. Cohen is 599 Lexington Avenue, New York, New York 10022.

(c)           Cowen Group is a publicly traded diversified financial services firm.  The principal business of Cowen Investments is investing in securities.  The principal business of RCG is serving as a holding company.  The principal occupation of Peter A. Cohen is serving as the Chairman and Chief Executive Officer of Cowen Group.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Cowen Investments is organized under the laws of the State of Delaware. RCG is organized under the laws of the State of Delaware. Cowen Group is organized under the laws of the State of Delaware.  Peter A. Cohen is a citizen of the United States of America.

CUSIP NO. 37953N 10 8

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares owned by Cowen Investments were acquired with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 329,077 Shares owned directly by Cowen Investments is approximately $3,498,089.  Such Shares were acquired in a private transaction.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Cowen Investments intends to cause all its Shares to be voted in favor of the proposed business combination (the “Business Combination”) between the Issuer and STG Group, Inc. (“STG Group”) at the Special Meeting of Stockholders of the Issuer scheduled to be held on November 12, 2015 (the “Special Meeting”).  Cowen Investments believes the Business Combination will enhance shareholder value through linking the established STG Group business with the expertise of certain members of management of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board and other stockholders of the Issuer concerning, among other things, the Business Combination as well as the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, developments relating to the Business Combination, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 5,539,530 Shares outstanding as of October 30, 2015, which is the total number of Shares outstanding as reported in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on November 3, 2015.

As of the close of business on the date hereof, Cowen Investments directly owned 329,077 Shares, constituting approximately 5.9% of the Shares outstanding. By virtue of their relationships with Cowen Investments discussed in further detail in Item 2, each of RCG, Cowen Group and Peter A. Cohen may be deemed to beneficially own the Shares directly owned by Cowen Investments.

CUSIP NO. 37953N 10 8

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(b)           Cowen Investments may be deemed to share with RCG, Cowen Group and Peter A. Cohen the power to vote and dispose of the Shares directly owned by Cowen Investments.

(c)           Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  The purchase of Shares disclosed in Schedule B was effected in a private transaction.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the purchase by Cowen Investments of the 329,077 Shares it currently owns from North Pole Capital Master Fund (“North Pole”), the owner of such Shares as of the record date for the Special Meeting, the parties entered into a letter agreement, dated November 3, 2015, pursuant to which North Pole agreed (i) to vote, or cause to be voted, all such Shares in favor of all Issuer proposals to approve an initial business combination at any meeting of stockholders at which such Shares are held by North Pole as of the record date for such meeting, and (ii) not to redeem any such Shares in connection with any meeting of stockholders where the Shares may be redeemed, except as otherwise directed by Cowen Investments.  A copy of the letter agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On November 10, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of the Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter Agreement, by and between Cowen Investments LLC and North Pole Capital Master Fund, dated as of November 3, 2015.

99.2	Joint Filing Agreement by and among Cowen Investments LLC, RCG LV Pearl LLC, Cowen Group, Inc. and Peter A. Cohen, dated November 10, 2015.

CUSIP NO. 37953N 10 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2015

Cowen Investments LLC

	By:	RCG LV Pearl LLC, its sole member

	By:	Cowen Group, Inc., its sole member

	By:	/s/ Owen S. Littman
		Name:	Owen S. Littman
		Title:	General Counsel

RCG LV Pearl LLC

By:	Cowen Group, Inc., its sole member

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

Cowen Group, Inc.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	General Counsel

/s/ Peter A. Cohen
Peter A. Cohen

CUSIP NO. 37953N 10 8

SCHEDULE A

Executive Officers of RCG LV Pearl LLC

Name and Position	Present Principal Occupation	Business Address
Peter A. Cohen, Chief Executive Officer	Chairman and Chief Executive Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Jeffrey M. Solomon, President	President of Cowen Group, Inc., a publicly traded diversified financial services firm, and Chief Executive Officer of Cowen and Company, LLC, a registered broker-dealer	599 Lexington Avenue New York, New York 10022
John Holmes, Chief Operating Officer	Chief Operating Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Stephen A. Lasota, Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Owen S. Littman, General Counsel and Secretary	General Counsel and Secretary of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022

CUSIP NO. 37953N 10 8

Executive Officers and Directors of Cowen Group, Inc.

Name and Position	Present Principal Occupation	Business Address
Peter A. Cohen, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
John Holmes, Chief Operating Officer	Chief Operating Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Stephen A. Lasota, Chief Financial Officer	Chief Financial Officer of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Owen S. Littman, General Counsel and Secretary	General Counsel and Secretary of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Michael Singer, Chief Executive Officer and President of Ramius LLC	Chief Executive Officer and President of Ramius LLC, a global alternative investment management business	599 Lexington Avenue New York, New York 10022
Katherine Elizabeth Dietze, Director
Director of Cowen Group, Inc., a publicly traded diversified financial services firm
Director of Matthews International Corporation, a publicly traded designer, manufacturer and marketer of memorialization products and brand solutions
Member of the Board of Trustees of Liberty Property Trust, a publicly traded, self-administered and self-managed Maryland real estate investment trust
599 Lexington Avenue New York, New York 10022
Steven Kotler, Director	Vice Chairman of Gilbert Global Equity Partners, a private equity firm	277 Park Avenue, 49th Floor New York, New York 10172
Jerome S. Markowitz, Lead Independent Director	Director of Cowen Group, Inc., a publicly traded diversified financial services firm	599 Lexington Avenue New York, New York 10022
Jack H. Nusbaum, Director	Senior Partner of Willkie Farr & Gallagher LLP, a law firm	787 Seventh Avenue New York, New York 10019
Douglas A. Rediker, Director	Executive Chairman of International Capital Strategies, LLC, a policy and markets advisory boutique	1701 Pennsylvania Avenue, NW Suite 300 Washington, DC 20006
Jeffrey M. Solomon, Director	President of Cowen Group, Inc., a publicly traded diversified financial services firm, and Chief Executive Officer of Cowen and Company, LLC, a registered broker-dealer	599 Lexington Avenue New York, New York 10022
Joseph R. Wright, Director	Senior Advisor to The Chart Group, L.P., a merchant banking firm	555 5th Avenue, 19th Floor New York, New York 10017

CUSIP NO. 37953N 10 8

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares Purchased	Price ($)	Date of Purchase

Cowen Investments LLC

Common Stock	329,077	10.63	11/03/2015